FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS	5

Document 1

September 25, 2008
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended August 30, 2008 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the second quarter of fiscal 2009 was $2.58 billion, up 15% from $2.24 billion in the previous quarter and up 88% from $1.37 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 82% for devices, 13% for service, 3% for software and 2% for other revenue.   During the quarter, RIM shipped approximately 6.1 million devices.

Approximately 2.6 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 19 million.

"Fiscal 2009 is proving to be an extraordinary year for RIM and its partners," said Jim Balsillie, Co-CEO at Research In Motion. "We shipped over 11 million BlackBerry smartphones in the first half and we're gearing up for an even stronger second half. Our enterprise business remains strong and our momentum in the consumer marketplace continues as we head into the holiday buying season with an amazing product portfolio and solid marketing support from partners."

Net income for the quarter was $495.5 million, or $0.86 per share diluted, compared with net income of $482.5 million, or $0.84 per share diluted, in the prior quarter and net income of $287.7 million, or $0.50 per share diluted, in the same quarter last year.

Revenue for the third quarter of fiscal 2009 ending November 29, 2008 is expected to be in the range of $2.95-$3.10 billion.  Net subscriber account additions in the third quarter are expected to be approximately 2.9 million.  Earnings per share for the third quarter are expected to be in the range of $0.89-$0.97 per share diluted based on a gross margin of approximately 47% and operating expenses that are 1-2% lower as a percentage of revenue than in the second quarter.

The total of cash, cash equivalents, short-term and long-term investments was $2.24 billion as at August 30, 2008, compared to $2.08 billion at the end of the previous quarter, an increase of $163 million over the prior quarter. Uses of cash in the quarter included capital expenditures of approximately $190 million and intangible asset purchases of approximately $234 million.

The replay of the company’s Q2 conference call can be accessed after 7:00 pm (eastern), September 25, 2008 until midnight (eastern), October 9, 2008.  It can be accessed by dialing 416-640-1917 and entering passcode 21252985#.   The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur Partners (PR Agency for RIM) 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s revenue and earnings expectations for the third quarter of fiscal 2009, anticipated growth in subscribers, product shipments, expectations relating to RIM’s margin and operating expenses in the third quarter of fiscal 2009, and other plans relating to RIM. The terms and phrases “momentum”, “gearing up”, “continues”, “expected”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including, but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers;  risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators.  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended			For the six months ended
	August 30, 2008	May 31, 2008	September 1, 2007	August 30, 2008	September 1, 2007

Revenue	$2,577,330	$2,242,565	$1,372,250	$4,819,895	$2,454,161
Cost of sales	1,270,473	1,105,208	667,833	2,375,681	1,189,674
Gross margin	1,306,857	1,137,357	704,417	2,444,214	1,264,487

Gross margin %	50.7%	50.7%	51.3%	50.7%	51.5%

Expenses
Research and development	181,347	127,776	88,171	309,123	163,105
Selling, marketing and
administration	379,644	326,592	197,943	706,236	375,426
Amortization	43,633	36,552	25,350	80,185	49,145
	604,624	490,920	311,464	1,095,544	587,676

Income from operations	702,233	646,437	392,953	1,348,670	676,811

Investment income	17,168	18,977	18,984	36,145	35,431

Income before income taxes	719,401	665,414	411,937	1,384,815	712,242

Provision for income taxes
Current	200,918	225,658	137,643	426,576	267,809
Deferred	22,937	(42,759)	(13,391)	(19,822)	(66,472)
	223,855	182,899	124,252	406,754	201,337

Net income	$495,546	$482,515	$287,685	$978,061	$510,905

Earnings per share
Basic	$0.88	$0.86	$0.51	$1.73	$0.91
Diluted	$0.86	$0.84	$0.50	$1.70	$0.89

Weighted average number of common shares outstanding (000’s)
Basic	564,899	563,564	558,991	564,222	558,422
Diluted	574,831	574,650	572,165	574,738	571,379

Total common shares outstanding (000's)	565,370	564,418	559,820	565,370	559,820

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Balance Sheets

As at	August 30, 2008	March 1, 2008

Assets
Current
Cash and cash equivalents	$1,131,074	$1,184,398
Short-term investments	422,121	420,709
Trade receivables	1,766,774	1,174,692
Other receivables	118,537	74,689
Inventory	512,904	396,267
Other current assets	136,628	135,849
Deferred income tax asset	126,223	90,750
	4,214,261	3,477,354

Long-term investments	686,457	738,889
Capital assets	1,005,658	705,955
Intangible assets	869,773	469,988
Goodwill	114,455	114,455
Deferred income tax asset	2,642	4,546
	$6,893,246	$5,511,187

Liabilities
Current
Accounts payable	$640,154	$271,076
Accrued liabilities	977,827	690,442
Income taxes payable	156,757	475,328
Deferred revenue	60,186	37,236
Current portion of long-term debt	6,906	349
Deferred income tax liability	7,196	-
	1,849,026	1,474,431

Long-term debt	-	7,259
Deferred income tax liability	66,995	65,058
Income taxes payable	28,669	30,873
	1,944,690	1,577,621

Shareholders’ Equity
Capital stock	2,199,813	2,169,856
Retained earnings	2,631,155	1,653,094
Paid-in capital	104,049	80,333
Accumulated other comprehensive income	13,539	30,283
	4,948,556	3,933,566
	$6,893,246	$5,511,187

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended August 30, 2008	For the six months ended August 30, 2008

Cash flows from operating activities
Net income	$495,546	$978,061

Items not requiring an outlay of cash:
Amortization	69,316	125,995
Deferred income taxes	24,073	(18,678)
Income taxes payable	(1,779)	(2,204)
Stock-based compensation	9,700	19,600
Other	12,089	12,080
Net changes in working capital items	(17,242)	(515,775)
Net cash provided by operating activities	591,703	599,079

Cash flows from financing activities
Issuance of common shares	6,883	21,927
Excess tax benefits from stock-based compensation	1,453	12,146
Repayment of long-term debt	(83)	(166)
Net cash provided by financing activities	8,253	33,907

Cash flows from investing activities
Acquisition of long-term investments	(59,946)	(173,642)
Proceeds on sale or maturity of long-term investments	48,591	143,674
Acquisition of capital assets	(190,389)	(386,039)
Acquisition of intangible assets	(234,135)	(331,027)
Acquisition of short-term investments	(161,863)	(335,768)
Proceeds on sale or maturity of short-term investments	156,322	408,171
Net cash used in investing activities	(441,420)	(674,631)
Effect of foreign exchange loss on cash and cash equivalents	(11,679)	(11,679)
Net increase (decrease) in cash and cash equivalents for the
period	146,857	(53,324)

Cash and cash equivalents, beginning of period	984,217	1,184,398
Cash and cash equivalents, end of period	$1,131,074	$1,131,074

As at	August 30, 2008	May 31, 2008

Cash and cash equivalents	$1,131,074	$984,217
Short-term investments	422,121	391,939
Long-term investments	686,457	700,400
	$2,239,652	$2,076,556

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 26, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations